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DRAFT:

December 15, 2009

VIA EDGAR

Ms. Amanda Ravitz

Mr. J. Nolan McWilliams

Division of Corporation Finance

Mail Stop 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sports Properties Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed November 18, 2009
File No. 001-33918

Dear Ms. Ravitz:

On behalf of our client, Sports Properties Acquisition Corp. (“Sports Properties” or the “Company”), a Delaware corporation, set forth below are the responses of Sports Properties to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”), received by letter dated December 11, 2009 (the “December 11 Letter”), with respect to the Preliminary Proxy Statement (the “Proxy Statement”) on Schedule 14A (File No. 001-33918) filed by Sports Properties on November 18, 2009. The responses to the Staff’s comments are set out in the order in which the comments were set out in the December 11 Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of Amendment No. 1 to the Proxy Statement (“Amendment No. 1”), which was filed today by Sports Properties via EDGAR, reflecting all changes to the Proxy Statement. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1 unless otherwise noted.

General

1.	Please provide an analysis explaining why you believe the proposed changes to the company’s charter and securities, are not so significant that they constitute the issuance of new securities, of both the warrants and common stock, to current holders. Please explain why you believe Section 5 of the Securities Act of 1933 does not apply to what appears to be an offer and sale of such securities, and, if you are relying on an exemption, please identify the exemption and explain the basis for your reliance.

The Proposed Changes Do Not Constitute the Issuance of a New Security.

We do not believe that the proposed changes to the Company’s amended and restated certificate of incorporation (the “charter”) and securities, as contemplated by the Framework Agreement (the “Framework Transactions”), constitute the issuance of a new security. In Abrahamson v. Fleschner, 568 F.2d 862, 868 (2d. Cir. 1977), cert. denied, 436 U.S. 905, and cert. denied, 439 U.S. 9113 (1978), the Second Circuit Court determined that “before changes in the rights of a security holder can qualify as the “purchase” of a new security under Section 10(b) and Rule 10b-5, there must be such significant change in the nature of the investment or in the investment risks as to amount to a new investment.” There are two parts to the formula; the change must affect either “the nature of the investment or the investment risks,” and it must be “significant.” See Allard v. Arthur Andersen & Co., 957 F.Supp. 409, 420 (S.D.N.Y. 1997). If the change in either the nature of the investment or the risks associated with it is not significant, there is no purchase or sale of securities. Id. Examples of transactions that create significant changes in the nature of the investment include mergers, where stockholders are left with an investment in a new entity and exchanges of common stock for bonds, where the nature of the security has been changed from equity to debt. Id. (citing Securities and Exchange Comm’n v. National Securities, Inc., 393 U.S. 453, 467, 89 S.Ct. 564, 572, 21 L.Ed.2d 668 (1969) and Broad v. Rockwell Int’l Corp., 614 F.2d 418, 437-38 (5th Cir.1980), vacated on other grounds, 642 F.2d 929 (5th Cir.), cert. denied, 454 U.S. 965, 102 S.Ct. 506, 70 L.Ed.2d 380 (1981)). Courts have found that where there is no modification to the underlying assets and the stockholders held the exact same shares before and after the transaction, there was no “purchase” of a new security. See Gelles v. TDA Industries, 44 F.3d 102, 105-106 (2d. Cir. 1994).

In addition, the question of whether amendments to the governing documents of a particular security will create a new security turns on whether the amendments substantially affect the legal rights and obligations of the holders of that security. See McGuigan & Aiken, Amendment of Securities, 9 Rev. of Sec. Reg. 935, 935 (1976); see also 2 Louis Loss & Joel Seligman, Securities Regulation 1086 (3d ed. 1989). Under various judicial decisions and SEC no-action letters, this standard has traditionally been met when the amendments would significantly alter the “basic financial terms” or the “basic nature” of existing securities, as opposed to amendments that adjust contractual rights of a lesser magnitude. See SEC No-Action Letter, Leaseco Corp. (Oct 22, 1982) (where the SEC agreed to take a no action position in response to a request asserting that an amendment eliminating certain prohibitions on the payment of dividends could be “characterized accurately as an adjustment of contractual rights rather than a substantial modification constituting a change in the basic nature of the security”); SEC No-Action Letter, Susquehanna Corp. (June 29, 1979) (where the SEC agreed to take a no-action position in response to a request asserting that amendments designed to relax the restriction on dividend payments and to increase the rate of interest constitute merely a modification of contractual provisions, made in accordance with procedures provided in the indenture); SEC No-Action Letter, Sheraton Corp. (Nov. 24, 1978) (where the SEC agreed to take a no-action position in response to a request asserting that proposed amendments to indentures which would permit the return of substantial payments to the parent company and increase the rate of interest were merely modifying certain contractual provisions in the indenture). See also Sowards, 11 Business Organizations, 2-140 (1994) (noting that new securities arise only in connection with a “fundamental change” in the nature of an investment).

In light of the standards set forth above, we believe the Framework Transactions should not be deemed to involve the issuance of a new security, as the Framework Transactions do not result in any change to either the nature of the investment or the investment risks.

When the Company’s stockholders purchased their shares in the IPO, they knew they were investing in nothing more than a pool of cash with the understanding that before the Company could do anything with the money held in the trust account, a transaction would need to be submitted to the stockholders and each stockholder would then have the opportunity to elect to convert their shares into a pro rata portion of the trust account. The Framework Transactions are preserving the fundamental nature of the stockholder’s initial investment and investment risk, in that the stockholders will still have the opportunity to elect to convert their shares into a pro rata portion of the trust account. In addition, holders of the Company’s common stock will continue to be the holders of the Company’s common stock after the consummation of the proposed transaction, in substantially the same proportion, subject to certain adjustments set forth in the proxy statement, and their dividend and voting rights will remain unaffected. Moreover, the changes being made to the Company’s charter are simply to (i) provide that the consummation of the Framework Transactions will also constitute a “Business Combination” under the charter, (ii) delete the provision that prohibits the Company from consummating a “Business Combination” (as defined in the charter) with any entity affiliated with any person who was a stockholder prior to the IPO or the Company’s officers or directors, (iii) increase the threshold regarding the maximum amount of the shares the Company issued in the IPO (“IPO Shares”) that may vote against a “Business Combination” and seek conversion prior to the Company consummating a “Business Combination” from less than 30% to less than 50%, (iv) remove the requirement that only holders of IPO Shares that vote against a “Business Combination” may convert their IPO Shares, (v) eliminate certain provisions applicable only to special purpose acquisition corporations and (vi) revise certain other provisions in anticipation of the Company’s existence as an operating company. These changes will not result in any substantive change in the rights, powers or obligations of the Company’s stockholders or the nature of their investment.

In addition, because these changes do not affect the rights of stockholders to convert their shares and receive their pro rata share of the funds in the trust account if they do not wish to remain as stockholders of the Company upon consummation of the Framework Transactions, these changes do not result in significant change in the nature of the investment or in the investment risks of stockholders within the meaning of the Abrahamson or Allard cases. As such, we do not believe that Framework Transactions constitute a significant change in the investment risk so as to constitute the issuance of a new security. In short, far from fundamentally altering basic rights or investment risks, the Company’s proposed amendments do not change in any material respect any of the basic economic rights or risks of stockholders.

With regard to the changes being made to the Company’s warrants to (i) increase the exercise price from $7.00 to $12.00 per share, (ii) to provide that the expiration date will be extended from January 17, 2012 to January 17, 2015, (iii) to provide that the price at which the Company’s common stock must trade before it can redeem the warrants issued in its IPO will be increased from $14.25 to $18.75, and (iv) to eliminate the cashless exercise feature of the warrants issued in its IPO do not constitute the issuance of a new security. We believe these changes are adjustments of contractual rights rather than substantial modifications constituting a change in the basic nature of the security, as the agreement that governs the warrants contemplates that amendments to the contractual terms of the warrants may be made and warrantholders knew of this possibility when they purchased the warrants. See SEC No-Action Letter, Leaseco Corp. (Oct 22, 1982) (where the SEC agreed to take a no action position in response to a request asserting that an amendment eliminating certain prohibitions on the payment of dividends could be “characterized accurately as an adjustment of contractual rights rather than a substantial modification constituting a change in the basic nature of the security”); SEC No-Action Letter, Susquehanna Corp. (June 29, 1979) (where the SEC agreed to take a no-action position in response to a request asserting that amendments designed to relax the restriction on dividend payments and to increase the rate of interest constitute merely a modification of contractual provisions, made in accordance with procedures provided in the indenture); SEC No-Action Letter, Sheraton Corp. (Nov. 24, 1978) (where the SEC agreed to take a no-action position in response to a request asserting that proposed amendments to indentures which would permit the return of substantial payments to the parent company and increase the rate of interest were merely modifying certain contractual provisions in the indenture). Further, the fundamental nature of the warrants is still the same because the warrants still allow for the holder thereof to purchase the same underlying securities, shares of the Company’s common stock.

Furthermore, modifications in the rights of an investor that have been anticipated by the parties have been held not amount to a new purchase. See Department of Economic Dev. v. Arthur Andersen & Co., 683 F.Supp. 1463, 1472 (S.D.N.Y.1988) (citing Freschi v. Grand Coal Venture, 551 F.Supp. 1220, 1229 (S.D.N.Y.1982)). The Company’s IPO prospectus contemplates the Company entering into a business combination with an operating company. Such a business combination would result in the Company’s stockholders holding shares not in a special purpose acquisition corporation, but rather an operating company, and would require amendments to the Company’s charter to, at a minimum, eliminate certain provisions applicable only to special purpose acquisition corporations and revise certain other provisions in anticipation of the Company’s existence as an operating Company. Therefore, because the change from a special purpose acquisition corporation to an operating company and the required amendments to the charter to effectuate such change were anticipated by the stockholders when they purchased shares in the Company, these subsequent modifications should not amount to a new purchase.

Accordingly, for the reasons set forth above, we do not believe that the proposed Framework Transactions will constitute such a significant change in the nature of the investment or in the investment risks as to amount to a new investment and, thereby, the issuance of a new security.

The Proposed Changes Do Not Constitute a Reclassification of Securities Under Rule 145.

Rule 145 was adopted by the Commission in 1972 in order to supplant the so-called “no-sale” concept that had been embodied in former Rule 133. With the adoption of Rule 145, one of the three following types of transactions that involve the submission to a vote of security holders are deemed to involve a “sale”, “offer”, “offer to sell” or “offer for sale” of the securities of such holders within the meaning of Section 2(3) of the Securities Act of 1933:

(i) a reclassification of securities, which involves the substitution of a security for another security,

(ii) a merger or consolidation or similar plan or acquisition in which securities of a corporation held by such security holders will become or be exchanged for securities of any person, or

(iii) a transfer of assets of a corporation to another person in consideration of the issuance of securities.

The Framework Transactions do not involve either a merger or consolidation or similar plan or acquisition or the transfer of assets of a corporation to another person in consideration of the issuance of securities. Therefore the only issue that remains is whether the Framework Transactions constitute a reclassification of securities under Rule 145(a)(1).

Transactions considered to be sales pursuant to SEC no-action letters under Rule 145(a)(1) include (i) reclassifications of stock from non-voting to voting status (SEC No-Action Letter, Trans World Airlines, Inc. (Dec.9, 1983)), (ii) reclassifications of common stock to add redemption rights (SEC No-Action Letter, Coralta Resources Ltd. (Nov. 22, 1982)), (iii) reclassifications of preferred stock into cash or a new class of preferred (SEC No-Action Letter, American Can Co. (May 12, 1980)), and (iv) reclassifications of preferred stock into common stock (SEC No-Action Letter, Steiner Am. Corp. (avail. May 4, 1973)). We believe that the Framework Transactions are unlike any of these reclassification transactions, all of which involved the exchange of securities for a new class or substantial modifications to fundamental terms not previously contemplated.

The Securities Are Exempted from Registration Under Section 3(a)(9).

Even if the proposed Framework Transactions were to constitute the issuance of a new security, we believe that such issuance of the new security would be exempt from registration under Section 3(a)(9) of the Securities Act of 1933 (“Section 3(a)(9)”). In Telephone Interpretation A.24, the Staff indicated that although a transaction “may be deemed to involve the issuance of a new security if it represents a fundamental change in the nature of the investment, the issuance of the new security would be exempt under Section 3(a)(9) if all of the conditions of that provision were met.” The exemption under Section 3(a)(9) generally applies to, any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. Section 3(a)(9) may be relied on in a transaction, such as this one, that is effected by means of a shareholder vote rather than through an involuntary exchange. We believe that such exemption applies to the proposed Framework Transactions.

The Section 3(a)(9) exemption generally has four major requirements. See J. William Hicks, Exempted Transactions Under the Securities Act of 1933 § 2:22 (West 2009). All four of the requirements are satisfied by the terms of the proposed Framework Transactions:

1. Issuer Continuity. The first requirement mandates that both the security issued and the security surrendered must be those of the same issuer. The Framework Transactions satisfy the first requirement because following the consummation of the transactions contemplated by the Framework Agreement, the holders of the Company’s common stock and warrants will continue to be the holders of the Company’s common stock and warrants (subject to the amendments to the warrants contemplated by the Warrant Amendment Proposals, as described in the proxy statement, and the name change to “Medallion Management, Inc.”). Section 3(a)(9) exempts from Section 5 “…any security exchanged by the issuer with its existing security holders…” Section 2(a)(4) defines issuer as “…every person who issues or proposes to issue any security…” Section 2 (a)(2) defines person as “…an individual, a corporation, a partnership…” Section 2(a)(2) does not define person as a business plan or with regard to tax status. None of the actions to be taken as contemplated by the proxy statement will result in the creation of a different corporate entity. Further, according to

Corporate Finance and the Securities Laws, 4th Edition by Joseph McLaughlin and Charles J. Johnson, Jr., “[t]he exemption provided by Section 3(a)(9) is in the nature of a transaction exemption in that it is not based on the characteristics of the securities exchanged or of the issuer of the securities.” Under the plain reading of the Securities Act, the Company is the same legal person and therefore the same issuer both before and after consummation of the transactions contemplated by the Framework Agreement. We have found no authority that would lead to any contrary conclusion or interpretation under Section 3(a)(9).

2. Exclusively by Exchange. The second requirement prohibits stockholders from contributing cash or any other property, other than the old securities, in connection with the issuance of the new securities. The Framework Transactions satisfy the second requirement because the Company’s stockholders and warrantholders are not contributing cash or any other property, other than the old securities, in connection with the issuance of the new securities. In addition, since inception the Company has not declared any dividends on its shares of common stock, so the Company’s stockholders will not be relinquishing any rights to dividends in connection with the Framework Transactions.

3. Exclusively With Security Holders. The third requirement, exclusively with security holders, provides that the exchange may only be made to existing security holders. The Framework Transactions satisfy the third requirement because only the existing security holders, and no additional persons, are receiving common stock or warrants in connection with the Framework Transactions.

4. No Paid Solicitation. The fourth requirement, no paid solicitation, requires that no payment may be made by the Company, either directly or indirectly, for solicitation services in connection with the Framework Transactions. The Framework Transactions satisfy the fourth requirement because, as set forth in greater detail below, the services to be provided by the proxy solicitation agent and financial advisors will be limited to those activities which the SEC interpretative guidance has indicated are permissible.

While there is no definitive list of permitted and prohibited solicitation activities, there are a number of SEC interpretations and no-action letters that provide guidance. Generally, an issuer’s directors, officers and other employees may undertake soliciting activities so long as they are not specially compensated for such activities. See SEC No-Action Letter, Chris-Craft, Industries, Inc. (Sept. 8, 1972). The Company’s directors, officers and other employees are not being specifically compensated for any soliciting activities, any such soliciting activities are merely incidental to their regular duties. In addition, only the Company’s current directors and officers and Alvin Murstein and Michael Kowalsky, individuals who the Company expects will become their executive officers following the closing of the Framework Transactions, will speak to the Company’s warrantholders regarding the proposed amendments to the warrants.

Permissible activities by third parties can be grouped into two broad categories: advice to the issuer with respect to the terms and mechanics of the transaction and services that are administrative, ministerial, or mechanical in nature in furtherance of the transaction. See SEC Division of Corporation Finance, Compliance and Disclosure Interpretations: Securities Act Sections (#Question 125.03) (Nov. 26, 2008). Interpretive guidance indicates that an issuer may hire proxy solicitation firms as information agents to perform mechanical functions, such as mailing or otherwise assisting in the distribution of materials, obtaining a list of the issuer’s security holders, confirming security holder contact details, contacting nominees holding target securities and ascertaining the number of the materials needed by each brokerage house for transmittal to beneficial holders, delivering sufficient quantities of the materials to brokerage houses, trust officers, other banks, and other nominees for distribution to beneficial holders of the target securities; mailing duplicate copies of materials to security holders who appear to have lost or mislaid those originally sent to them; and responding to the questions of security holders that do not concern the mechanical aspects of the transaction by directing the security holders to the relevant portions of the exchange materials. See SEC No-Action Letter, Mortgage Investors of Washington (Sept. 8, 1980); SEC No-Action Letter, Barnett Winston Investment Trust (Oct. 11, 1977); SEC No-Action Letter, Dominion Mortgage & Realty Trust (Apr. 3, 1975); and SEC No-Action Letter, Infotronics Corp. (Mar. 2, 1972). The Company will retain a proxy solicitation agent to assist in the proxy solicitation process. The terms of the proxy solicitation agent’s engagement letter will provide that under no circumstances will the proxy solicitation agent, directly or indirectly, solicit nor, make any recommendation to, any investor in the Company to vote in favor of any of the matters contemplated by the Framework Agreement. The scope of the proxy solicitation agent’s engagement will be limited to performing purely mechanical functions, such as those set forth above, and therefore falls within the guidelines and parameters established by the SEC in other no-action letters interpreting Section 3(a)(9).

The SEC has also provided guidance on the role that financial advisors can play in a Section 3(a)(9) exchange offer and how they may be compensated. See SEC No-Action Letter, Seaman Furniture Company, Inc. (Sept. 29, 1989); and SEC No-Action Letter, Calton Incorporated (Sept. 30, 1991). A financial advisor may advise the issuer with respect to virtually all aspects of developing and executing the transaction. Services may be provided by persons or entities other than the issuer in a Section 3(a)(9) transaction, subject to the following limitations: the financial advisor cannot make any recommendation regarding the transaction to any security holder, or to any adviser or other representative of any such security holder; when communicating with security holders, the financial advisor can provide only that information which is included in the various communications sent by the issuer to the security holders; and the financial advisor should limit its activities to performing functionary services or administrative assistance in the distribution of materials and providing information about the mechanics of the transaction. See SEC No-Action Letter, Dean Witter & Co., Inc. (Nov. 21, 1974) and SEC No-Action Letter, Stokley-Van Camp, Inc. (Mar. 31, 1983). The SEC has taken a no-action position with respect to each of the following advisory services: performance of financial analysis for the issuer; formulation or assistance in the formulation of a transaction; advice on the issuer’s capital structure following the transaction; advice on the timing and organization of the transaction; advice on the proposed terms and mechanical procedures; advice on the proposed terms of the securities; assistance in the preparation of the various materials to be sent by the issuer to the security holders; advice to employees of the issuer on the procedures to be used in conversations with security holders; and engaging in pre-launch discussions or negotiations with legal and financial representatives of security holders. See SEC No-Action Letter, Seaman Furniture Co., Inc. (Oct. 10, 1989); SEC No-Action Letter, Mortgage Investors of Washington (Sept. 8, 1980); SEC No-Action Letter, Hamilton Brothers Petroleum Corp. (Aug. 14, 1978); SEC No-Action Letter, Valhi, Inc. (Sept. 15, 1976); and SEC No-Action Letter, Dean Witter & Co., Inc. (Jan. 22, 1975). The Company has engaged financial advisors to facilitate discussions with investors regarding the Framework Transactions. The Company’s financial advisors have not participated and will not participate in the discussions. They will, however, be following up with investors or potential investors to inquire whether such investors require additional information and to seek feedback on the Company’s business plan. The terms of the contracts of each of the financial advisors provide that under no circumstances will the financial advisors, directly or indirectly, solicit nor, make any recommendation to, any investor in the

Company to vote in favor of any of the matters contemplated by the Framework Agreement. Further, to ensure that the financial advisors are not involved in the solicitation of proxies from stockholders, the contracts for the financial advisors provide that once the Company sends definitive proxy statements to its stockholders and warrantholders, other than administrative, ministerial and mechanical communications, the financial advisor may not communicate with any investor or potential investor with respect to the Framework Transactions unless the Company expressly consents to any communications in writing. Because the scope of the financial advisors’ engagement will be limited to performing purely mechanical functions, such as those set forth above, and therefore falls within the guidelines and parameters established by the SEC in other no-action letters interpreting Section 3(a)(9).

Section 3(a)(9) does not specify the types of fees that third parties can receive in an exchange. However, the SEC Staff has indicated through various no-action letters that a financial adviser may receive a fixed fee for its services, not contingent upon the success of the transaction, plus reasonable expenses. See SEC No-Action Letter, Mortgage Investors of Washington (Sept. 8, 1980); SEC No-Action Letter, International Controls Corp. (Aug. 6, 1990); and SEC No-Action Letter, Seaman Furniture Company, Inc. (Sept. 29, 1989). The Company expects to pay the proxy solicitation agent a fixed fee, plus disbursements and reasonable expenses. The Company will pay each financial advisor a fixed fee.

Accordingly, for the reasons set forth above, if the Framework Transactions were deemed to constitute the issuance of a new security, we believe that such issuance of the new securities would be exempt from registration under Section 3(a)(9).

2.	We note your disclosure on page 4 that you or your affiliates may offer to purchase IPO shares. Please provide us with a detailed analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E to these offers and/or purchases.

While the Commission has not defined the term “tender offer,” it has provided a set of seven elements as being characteristic of a tender offer as described in Wellman v. Dickinson and in other cases. As set forth below, we do not believe that a majority of these elements would be present in the purchase of IPO Shares as described in the proxy statement. Accordingly, we do not believe the tender offer rules are applicable to such purchases.

(a) Active and widespread solicitation of public shareholders for the shares of an issuer. The Company, the Founder Stockholders and their respective affiliates do not intend to engage in any type of active or widespread solicitation of public stockholders for the Company’s stock. Instead, purchases would be made in private transactions in specific individual instances with sophisticated investors, if at all.

(b) Solicitation made for a substantial percentage of the issuer’s stock. It is possible that purchases could rise to a percentage that would be substantial enough to be considered the type of purchases contemplated by this element. However, as there is no set amount of purchases that will definitely be made, it is possible that a smaller percentage of shares would be purchased.

(c) Offer to purchase made at a premium over the prevailing market price. It is anticipated that any purchases would be made at the current per-share price that would be offered to stockholders who vote for or against the proposed transactions contemplated by the Framework Agreement and seek conversion of their shares. Accordingly, stockholders who enter into purchase arrangements with the Company would be treated no better than stockholders who did not enter into such arrangements but sought conversion of their shares instead.

(d) Terms of the offer are firm rather than negotiable. As indicated above, purchases, if any, will be done in private transactions in specific individual instances. Therefore, the terms will be negotiable based on each specific transaction.

(e) Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased. As indicated above, purchases will be done on an individual basis rather than being tied to a fixed number to be purchased.

(f) Offer open only a limited period of time. Purchases could be made at any time up to the meeting of stockholders at which the Framework Transactions Sub-Proposal 1 is to be approved. The Company has until January 17, 2010 to complete the Framework Transactions Sub-Proposal 1 (assuming the special meeting is not adjourned). Accordingly, purchases could last several weeks.

(g) Offeree subjected to pressure to sell his stock. As indicated above, since the purchases could last for several weeks, there is not the type of pressure on stockholders to rush into “hurried, uninformed” investment decisions against which the tender offer rules were designed to protect. Furthermore, because a stockholder will always have the right to vote for or against the proposed transactions contemplated by the Framework Agreement and seek conversion, there is no pressure for a stockholder to sell shares.

Even when considering the totality of the circumstances in the present instance, we respectfully submit that any tender offer concerns should not apply.

In the Hanson Trust case, 774 F.2d 47 (2d Cir. 1985), the Second Circuit declined to elevate Wellman to a ‘litmus test’, and stated that the question—whether a solicitation constitutes a “tender offer” within the meaning of Section 14(d)—turns on whether, viewing the transaction in the light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing requirements of Section 14(d) are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them. There has been a preliminary proxy statement on file with the Commission since November 18, 2009. Further, the Company will mail a proxy statement to all stockholders. Both the preliminary proxy statement and definitive proxy statement mailed to stockholders have or will have robust and fulsome disclosure. Accordingly, stockholders will have all the information available to them necessary to make a carefully considered appraisal of the proposal put before them. Additionally, the type of holders that would be approached by the Company regarding the above-referenced purchases will be sophisticated and institutional holders. Accordingly, we do not believe that the tender offer rules apply to this transaction.

The Company may use non-cash inducements to induce holders to vote in favor of the Framework Transactions Sub-Proposal 1 but such non-cash inducements (such as registration rights) would not result in any material economic cost to the Company. As the use of non-cash inducements does not involve cash or material economic cost to the Company, we do not believe they are premiums as referred to in the Wellman v. Dickinson tender offer test.

Medallion Financial will purchase up to $1.0 million, and may purchase up to an additional $2.0 million, of IPO Shares in the open market prior to the record date of the special meetings pursuant to a written plan in compliance with Rules 10b5-1 and 10b-18 of the Securities Exchange Act of 1934. As of December 13, 2009, Medallion Financial has not purchased any IPO Shares.

3.	Please advise what consideration you have given to the applicability of Rule 13e-3 to this transaction. We note in this regard your disclosure that conversions and purchases of IPO shares by you and your affiliates may result in delisting of your common stock by NYSE Amex.

The Company does not believe that conversions of IPO Shares and potential purchases of IPO Shares by the Company or the Founder Stockholders constitute a Rule 13e-3 transaction because conversions do not constitute purchases under Rule 13e-3 and potential purchases of IPO Shares by the Company or the Founder Stockholders are not meant to cause, and are not reasonably likely to cause, the delisting of the Company’s common stock from the NYSE Amex.

A Rule 13e-3 transaction is a transaction or series of transactions that (A) involves (i) the purchase of any equity security by the issuer of such security or the affiliate of the issuer, (ii) a tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer or (iii) a solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate, a sale of substantially all the assets of an issuer to its affiliate or group of affiliates or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests and (B) has either a reasonable likelihood or a purpose of causing, directly or indirectly, (i) any of classes of the subject securities to become eligible for termination of registration or termination or suspension of reporting obligations as described in Rule 13e-3(a)(3)(ii)(A) or (ii) any class of subject securities that are listed on a national securities exchange or authorized to be quoted on an inter-dealer quotation system of a registered national securities association to be neither so listed nor so authorized as described in Rule 13e-3(a)(3)(ii)(B).

The conversions of IPO Shares do not constitute purchases of IPO Shares by the Company. “Purchase” is defined in rule 13e-3 to include (i) any acquisition pursuant to the dissolution of an issuer subsequent to the sale or other disposition of substantially all the assets of such issuer to its affiliate, (ii) any acquisition pursuant to a merger, (iii) any acquisition of fractional interests in connection with a reverse stock split and (iv) any acquisition subject to the control of an issuer or an affiliate of such issuer. Conversions of IPO Shares do not meet any of the descriptions in clauses (i) through (iv) of the preceding sentence because conversions are not made in connection with an asset sale, merger, reverse stock split and the Company cannot control how many or which public stockholders will exercise conversion rights or how much the Company will pay converting stockholders. Rather, the Company is obligated under its charter to convert IPO Shares into when the holders of IPO Shares properly exercise conversion rights in respect to those IPO Shares in connection with a vote on a business combination promptly after consummation of the business combination. Therefore, conversions of IPO Shares into cash are not purchases for purposes of Rule 13e-3. Because conversions are not purchases, no 13e-3 transaction exists.

In addition, as described in response to comment 2 above, the conversion and purchases of IPO Shares do not constitute a tender offer. Furthermore, the conversions and purchases of IPO Shares do not involve a solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate, a sale of substantially all the assets of an issuer to its affiliate or group of affiliates or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests. The Framework Transactions do not constitute a merger, consolidation, reclassification, recapitalization (as described in the response to comment 1 above), reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate, a sale of substantially all the assets of an issuer to its affiliate or group of affiliates or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests. Rather, the Framework Transactions contemplate amendments to the Company’s charter and amendments to the terms of the Company’s warrants. The Company’s common stock and warrants will continue to remain outstanding following the closing of the Framework Transactions.

Although the Company and its affiliates may enter into arrangements to provide for the purchase of IPO Shares from holders who indicate their intention to vote against the Framework Transactions and seek conversion, the purpose of such purchases is not to cause the Company’s common stock to become eligible for termination of registration or termination or suspension of reporting obligations or to cause the delisting of the Company’s common stock from the NYSE Amex. Rather, the purpose of such purchases is to make it more likely that the Framework Transactions will be consummated.

In addition, the Company anticipates that it will only need to purchase a small number of IPO Shares because the Company is proposing to allow holders to vote either for or against the Framework Transactions to exercise conversion rights. Therefore, as explained below, the purchases of IPO Shares by the Company and its affiliates are not reasonably likely to result in the Company’s common stock becoming eligible for termination of registration or termination or suspension of reporting obligations or becoming delisted from the NYSE Amex because of other closing conditions to the Framework Transactions. Although the Company included disclosure in the proxy statement regarding the possibility of delisting due to purchases of IPO Shares, this disclosure was included because delisting is a possible outcome of such purchases. However, the Company does not believe delisting is a likely result of such purchases.

The Company’s common stock is registered under Section 12(b) rather than Section 12(g) of the Exchange Act and therefore clause (ii)(A) of Rule 13e-3 does not apply. See A. Jacobs, The Williams Act—Tender Offers and Stock Accumulations, 363 (2008).

The Company’s common stock was listed on the NYSE Amex in connection with its initial public offering in January 2008. The Company is in the process of completing its application with the NYSE Amex to meet the initial listing standards following the Framework Transactions. The Company believes that the NYSE Amex will approve the Company’s application. The Company further believes that it will continue to meet the applicable NYSE Amex requirements for continued listing set forth in Section 1003 of the NYSE Amex rules in the future despite such purchases of IPO Shares:

(a) Financial Condition and/or Operating Results

Section 1003(a)(iii) of the NYSE Amex rules provides that the NYSE Amex will consider suspension or delisting of an issuer which: (iii) has stockholders’ equity of less than $6,000,000 if such issuer has sustained losses from continuing operations and/or net losses in its five most recent fiscal years.

The Company had stockholders’ equity of approximately $140.8 million at September 30, 2009 and has conditioned the closing of the Framework Transactions on the funds available in the trust account being not less than $100 million.

(b) Limited Distribution—Reduced Market Value

Section 1003(b)(i) of the NYSE Amex Rules provide that the Exchange will consider suspension or delisting of common stock if:

(A) the number of shares held by persons other than officers, directors and controlling shareholders is less than 200,000;

(B) the total number of shareholders, other than officers, directors and controlling shareholders, is less than 300; or

(C) it is expected that the aggregate market value of shares publicly held will be less than $1,000,000 for more than 90 consecutive days.

Section 1003(b)(i) of the NYSE Amex Rules provide that the Exchange will consider suspension or delisting of warrants if the number of warrants publicly held is less than 50,000.

The Company believes it will exceed each of these thresholds following the consummation of the Framework Transactions. For example, in order to meet the closing condition that there is at least $100 million in the trust account, approximately 10 million IPO Shares will be held by persons other than officers, directors and controlling shareholders assuming the minimum transaction size. While the Company is unable to predict how many of its current stockholders will elect to convert or sell its IPO Shares, the Company does not believe there is a reasonable likelihood that the total number of shareholders other than officers, directors and controlling shareholders, will be less than 300 upon consummation of the Framework Transactions. In addition, because a closing condition to the Framework Transactions is that at least $100 million remains in the trust account, the aggregate market value of the Company’s publicly held shares will not be less than $1,000,000 upon consummation of the Framework Transactions.

In view of the fact that the Company has outstanding warrants for 27,556,300 shares of common stock that become exercisable upon consummation of the Framework Transactions, it is the Company’s expectation that its stockholder base will expand following the completion of the Framework Transactions. The Company currently has 21,556,300 publicly held warrants (subtracting from the 27,556,300 warrants outstanding as of November 30, 2009 the 6 million warrants issued in the private placement with 5.9 million warrants being held by Medallion Financial and 100,000 warrants being held by Tony Tavares), the amount of which will remain the same after the closing of the Framework Transactions and exceed the requirement of 50,000 publicly held warrants.

Finally, it should be noted that the failure to comply with the listing requirements noted above does not mandate a delisting and that the NYSE Amex generally gives listed companies that fail to comply with listing requirements the ability to implement a plan to meet such requirements over a period not to exceed 18 months. Therefore, the Company believes it can maintain its listing on the NYSE Amex.

4.	In this regard, please provide us with additional details about how you intend to conduct these solicitations, including when they will commence and end and whether you will contact holders directly or through a third party.

The Company intends to use only its directors, officers and individuals that will become officers of the Company following the Framework Transactions in the solicitation of proxies. Specifically, Andrew Murstein, the Company’s Vice Chairman, Alvin Murstein, who will become the Company’s Chairman following the Transactions, and Michael Kowalsky, who will become the Company’s Executive Vice President following the Framework Transactions, commencing December 1, 2009, have met with, and will continue to meet, until approximately three business days prior to the record date, with investors of the Company, to discuss the structure of the Framework Transactions and the Company’s business plan following the closing of the Framework Transactions. None of these individuals will be paid for such solicitations. Meetings with investors may be set up directly by the Company or through the Company’s financial advisors. The Company’s financial advisors do not participate in the meetings. The Company also intends to hire a proxy solicitation agent. The proxy solicitation agent will provide the Company with voting updates. The contracts of each of the financial advisors and proxy solicitation agent contain provisions in which the applicable service provider agrees that it will not directly or indirectly solicit proxies. Further, the contracts for the financial advisors provide that once the Company sends definitive proxy statements to its stockholders and warrantholders, other than administrative, ministerial and mechanical communications, the financial advisor may not communicate with any investor or potential investor with respect to the Transactions unless the Company expressly consents to any communications in writing.

5.	Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company confirms that it will provide the Staff with all soliciting materials that include any pictures or graphs prior to their printing and distribution.

6.	Please revise your description of proposal 3 to clarify that it does not constitute more than the 3 subproposals or advise.

We have revised the description of proposal 3 throughout the proxy statement to clarify that the Secondary Charter Proposals consist of three sub-proposals.

7.	Please revise to eliminate subjective marketing language. Examples include “vast experience” (page 35) and “[c]ompelling market opportunity” (page 38) (emphasis added).

We have revised the language on pages 32 and 35 and throughout the proxy to eliminate any subjective marketing language.

Cover Page

8.	Please clarify here and on your proxy card that the subproposals are to be voted on separately and that holders should vote on each of the subproposals independently.

We have revised the notices and proxy card to clarify that the sub-proposals are to be voted upon separately and independently.

9.	Revise subproposal (1A) here and throughout your disclosure as appropriate to disclose the current exercise price of the warrants.

In response to the Staff’s comment we have revised sub-proposal 1A on the notice, throughout the proxy statement and on the proxy card to disclose the current exercise price of the warrants.

Summary, page 1

10.	Revise here and elsewhere as appropriate to discuss the basis for your belief that taxi medallions will continue to appreciate at a rate and medallion owners will be sufficiently interested in selling their medallions that, along with lease revenue, such appreciation will allow you to run a viable publicly traded business. Since you do not believe that there are any other publicly traded medallion owners, address the added costs of being a public company in this discussion.

In response to the Staff’s comment, we have revised the proxy at pages 1, 31, 43 and 52, to discuss the basis for the Company’s belief that taxi medallions will continue to appreciate in value and that medallion owners will be sufficiently interested in selling their medallions.

11.	Based upon your background discussions commencing on page 61 it appears that you only pursued serious discussions with a single sports franchise. Please briefly discuss your history since inception, including the fact that you have considered a restaurant chain, cleaning supply company and blind pool REIT structure prior to settling on the present medallion business.

We have added the following language to page 1 in response to the Staff’s comment:

“Since our IPO, our management team and our other representatives have diligently considered over 100 acquisition opportunities in our search for an attractive business combination candidate. The initial potential target companies operated in a variety of different industries and included professional sports teams, concession operators, sports leagues, sports and talent agencies, restaurants, hotel and leisure companies and other target industries as described in our IPO prospectus. We analyzed approximately one dozen sports franchises and approximately 30 acquisition targets in the target industries described in our IPO Prospectus. We were able to reach the level of an executed term sheet or letter of intent with one sports franchise, a restaurant chain and a cleaning supply company. We also considered a transaction in which we would become a blind pool real estate investment trust and a transaction in which we would become a land bank.”

12.	Please treat your summary and Q&A sections as one section and eliminate repetition.

In response to the Staff’s comment, we have revised the Q&A section to eliminate repetition.

13.	Please revise the penultimate sentence of the second paragraph to clarify which of the information you are actually providing in the proxy.

In response to the Staff’s comments, we have revised the penultimate sentence on page 1 to read as follows:

“Although the Framework Transactions do not involve the acquisition of assets, we have provided the information set forth in clauses (i), (ii), (iii) and (iv) of the preceding sentence in the section entitled “Our Business Following the Consummation of the Framework Transactions.”

Actions in Connection with the Framework Transactions, page 3

14.	Disclose the consideration you expect to give the Founders in exchange for cancellation of their shares.

The Founder Stockholders will receive no consideration for cancelling their Founders’ Shares. We have revised the disclosure on page 3 and throughout the proxy statement to add this disclosure.

Our Business Following the Consummation of the Framework Transactions, page 4

15.	Revise the final carry over paragraph on page 4 to quantify or estimate the amounts that will be payable for each listed item.

We have revised the last paragraph on page 4 to quantify the Company’s estimates of the amounts that will be payable for items (ii) through (iv). The Company cannot estimate how much it will have to pay to converting stockholders or for purchases for stockholders who indicate they will exercise conversion rights and vote against the Framework Transactions prior to sending out definitive proxy statements.

Board Recommendations; Certain Relationships, page 5

16.	Please revise the first bullet point to clearly disclose the formula for calculating the fee payable to Medallion Financial. We suggest providing a sample calculation to enhance clarity.

We have revised the first bullet point on page 5 and revised pages 39 and 106 to provide an example illustrating the calculation of the fee payable to Medallion Financial under the Transitional Services Agreement.

17.	Please revise the final bullet point on page 6 to quantify the reimbursable expenses to date and indicate whether additional expenses may be incurred.

We have added disclosure to the final bullet point on page 6 and throughout the proxy statement to quantify the amount of reimbursable expenses as of November 30, 2009 and to add that the Company’s officers and directors may incur additional expenses.

Questions and Answers, page 8

18.	Add a Q&A if you believe that voting in favor of changing the definition of “business combination” would act as a bar to suits against officers and directors charging wastage of corporate assets in actions not permitted by the charter. The Q&A should quantify the amount of funds which have been spent in seeking business combinations other than those permitted by your corporate documents.

To the extent the actions of the Company’s directors and officers are determined to be ultra vires prior to the amendment to the Company’s charter to implement the Initial Charter Proposals, the approval by the Company’s stockholders of the Initial Charter Proposals will not cleanse any such actions because the Company is not specifically asking its stockholders to ratify any such actions. As a result, we have not added a question and answer in response to this comment. We respectfully note that the Company’s charter does not prohibit it from analyzing any acquisition targets outside of the industries set forth in the charter.

Why does Sports Properties intend to pursue the transactions, page 13

19.	Please revise the third bullet point on page 14 to disclose the source for the Medallion loan portfolio statistic.

The source for the Medallion Financial loan portfolio statistic is based on financial information included in Medallion Financial’s annual reports. However, in response to this comment, and consistent with the Company’s response to comment 20 below, we have deleted this portfolio statistic from the proxy.

Why does sports properties intend to pursue the transactions contemplated by the Framework Agreement?, page 13

20.	Revise the third bullet point on page 14 and elsewhere as appropriate to remove your use of compound annual growth rate, since this measurement shows only two snapshots in time and may not be representative of growth over the entire time period.

In response to the Staff’s comments we have removed the references to compound annual growth rate on pages 12, 36, 39 and 62.

How will the Founder Stockholders vote?, page 17

21.	Please revise to disclose the number of common shares and percentage of outstanding shares represented by the voting agreements with your directors, officers, and other founders.

Each Founder Stockholder is party to a letter agreement among the relevant Founder Stockholder, the Company and Banc of America Securities LLC. The letter agreements were entered into in connection with the Company’s IPO. The voting agreement is contained in the letter agreements. Part of the voting agreement is also set forth in the underwriting agreement the Company entered into in connection with the Company’s IPO. We have revised the disclosure throughout the proxy statement to disclose the number of Founders’ Shares subject to the voting agreement and the percentage of shares outstanding represented by such shares.

22.	Also, please include the executed voting agreement as an Annex in your amended proxy.

Each Founder Stockholder is party to a letter agreement among the relevant Founder Stockholder, the Company and Banc of America Securities LLC. The letter agreements were entered into in connection with the Company’s IPO and the form of letter agreement was filed as Exhibit 10.4 to Amendment No. 5 to the Company’s Registration Statement on Form S-1 filed on January 17, 2008. We have added the form of letter agreement as Annex I to the proxy statement. Part of the voting agreement is also set forth in the underwriting agreement the Company entered into in connection with the Company’s IPO, which was attached as Exhibit 1.1 to the Current Report on Form 8-K filed January 24, 2008.

23.	Clarify whether any of the officers and directors has purchased any common stock or warrants in the open market or through privately negotiated transactions.

In response to the Staff’s comment we have added disclosure to clarify that since the IPO, no officer or director has purchased any common stock or warrants in the open market or through privately negotiated transactions but that Medallion Financial will purchase up to $1.0 million of shares and may purchase up to an additional $2.0 million of shares, in each case, on the open market prior to the record date.

Risk Factors, page 22

24.	Please add a risk factor discussing the risk that as a result of share repurchases and conversions, it is possible that after the transaction is complete officers, directors, and other affiliates may control a majority of the outstanding shares.

We respectfully have not added this risk factor because the Company does not see this as a potential risk because the Founder Stockholders are cancelling all their shares other than 25,000 shares as is disclosed under the caption “Actions in Connection with the Framework Transactions” on page 3 of the proxy and would own in the aggregate approximately 325,000 shares, after taking into account the potential purchase by Medallion Financial of $3 million of shares.

25.	Please consider risk factor and other disclosure addressing how current governmental, individual, and global efforts to reduce carbon emissions may impact your present business plan.

In response to the Staff’s comment we have added a risk factor on page 20 of the proxy addressing how global efforts to reduce carbon emissions may impact the Company’s present business plan.

There are conflicts of interest in our relationship with Medallion Financial, page 26

26.	Please revise the second full paragraph on page 27 by creating a separate risk factor discussing the risk you may be competing with the existing medallion lease business of Medallion Financial or it affiliates, notwithstanding the non-compete agreement applicable to new business. Also clarify whether Medallion is forbidden from purchasing medallions during the non-compete period (other than in foreclosure) or if the non-compete operates in some other way.

In response to the Staff’s comments, we have created a separate risk factor on page 24 or the proxy entitled “We may compete with Medallion Financial with respect to the leasing of medallions.” discussing the risk of competing with Medallion Financial for leasing opportunities in certain circumstances.

The Transitional Services Agreement, page 27

27.	Please expand this risk factor to discuss the cost and difficulty of terminating the agreement.

As set forth in the proxy on page 39, the Transitional Services Agreement does not contain a termination payment and was designed not to be costly and difficult to terminate. The Transitional Services Agreement was put in place to bridge the transitional period until the Company has hired its full-time management team. Notwithstanding this, we have added a risk factor on page 24 entitled “If the Transitional Services Agreement with Medallion Financial is terminated and no suitable replacement is found, we may not be able to execute our business plan” to discuss the risks associated with the termination of the Transitional Services Agreement.

We have insufficient resources to cover our operating expenses, page 29

28.	Describe here and elsewhere as appropriate the services you received from Medallion in exchange for $93,000 that you owe them.

In response to the Staff’s comment, we have added disclosure on page 26 and throughout the proxy statement that the debt owed to Medallion Financial resulted from the provision of general and administrative services, including office space, utilities and secretarial support.

Persons who purchased in the IPO may have rights to rescind, page 33

29.	Please estimate the aggregate contingent liability associated with the rescission right.

To the extent the disclosure in the Company’s IPO prospectus differs from what the Company is proposing in the proxy statement, the Company does not believe any damages exist because all holders of IPO Shares are provided with the option to request their IPO Shares be converted to cash. Further, if a court were to find that the Company violated federal securities laws and awarded damages to stockholders, the Company believes that the maximum damages public stockholders may claim is the difference between the per share conversion price and $10.00 per share, plus interest. The Company estimates this difference, based on the November 30, 2009 conversion price of $9.98 per share, to be no more than $0.85 per share (assuming an applicable federal statutory interest rate of 4% for a one year period). If all the public stockholders were to sue for rescission and prevail, the Company would owe in the aggregate approximately $18.32 million. We have added disclosure to page 30 of the proxy statement to disclose this amount.

Our Business Following the Consummation of the Framework Transactions, page 34

30.	Discuss here and elsewhere whether you intend to purchase medallions from Medallion Financial or its affiliates.

In response to the Staff’s comment we have revised the proxy at pages 12, 32, 35 and 63 to disclose that although the Company does not intend to purchase medallions from Medallion Financial or its affiliates, if the Company were to do so, in the future, the Company expects that any such purchases would be at fair market value as negotiated between us and Medallion Financial. In addition, any such purchases will require the approval of a majority of our directors who are disinterested in such transaction.

31.	Please provide the basis for your estimate that the value of medallions exceeds $11.5 billion.

In response to this comment, we have added to the proxy statement on page 31 of the proxy the basis for the Company’s estimate that the value of medallions exceeds $11.5 billion.

32.	Please provide us with objective support for your statement that your management team maintains “long-standing relationships” with “major fleet operators.”

The Company’s management team has over 80 years collective experience in the taxicab industry. This has allowed the Company’s management team to develop business relationships with almost every major fleet operator (which the Company defines as operators owning and managing over 100 medallions) in the taxicab industry. In addition, Medallion Financial estimates that it has transacted some types of business with over 80% of the major fleet operators in the Company’s target markets. We believe this supports the Company’s statement that its management maintains long-standing relationships with major fleet operators.

33.	Please revise the third full paragraph on page 35 to clarify what would be considered your “first material acquisition.” We note your disclosure on page 66 that you anticipate paying cash distributions after acquiring your first medallion.

In response to the Staff’s comment, we have revised the disclosure on page 32 to match the disclosure on page 63 of the proxy statement and throughout the proxy statement.

34.	Refer to the second paragraph on page 37. Explain in more detail what 3% to 5% of the prevailing purchase price means and how this is generally calculated. In addition, provide objective support for these estimates.

In response to the Staff’s comments, we have revised pages 34 and 35 to provide more details with respect to the lease rates and how they are calculated. We will supplementally provide to the Staff objective support for these estimates.

Our Target Markets, page 39

35.	Refer to the graph on page 39. We note that your December 1 and 7, 2009 investor presentations contain similar data that commences in 1947. Please tell us why the graph on page 39 commences with 1995, rather than 1947.

In response to the Staff’s comments, we have replaced the graph on page 36 with a graph that commences in 1947.

36.	Please revise this section to explain in greater detail the reasons for changes in medallion prices and other key market data over time. Include in this discussion management’s analysis of whether you expect these trends to continue. By way of example, discuss whether you believe that the trend of significantly increasing medallion taxi prices in New York from 2001 to 2008 will sustain itself in the short-term and longer-term. We note that this significant increase appears to correlate with what appears to be one-time circumstances, such as the auction of over 1,060 medallions between 2004 and 2008 and the 2004, 2006, and 2009 fare increases.

In response to the Staff’s comment we have included in this section of the proxy, disclosure and management analysis to explain in greater detail the reasons for changes in medallion prices in New York City and other key market data during the time periods specified in the Staff’s comment. We have also added disclosure addressing whether the Company believes that the trend of significantly increasing medallion taxi prices in New York from 2001 to September 30, 2009 will sustain itself in the short-term and longer-term. We note that the proxy includes disclosure on pages 21, 22 and 23 and elsewhere in the proxy that the Company provides no assurances that medallion prices will increase at similar rates or at all.

37.	For consistency, we suggest revising the discussion of the Chicago and Boston markets to present historic medallion price information, including the graphical presentation, as you have done with the New York market.

In response to the Staff’s comment we have included historical medallion price information (with graphical presentations) regarding the Chicago and Boston markets to the extent this information is published and made available by the relevant municipality’s regulatory authority. We note that while the time periods for the presented information are different among the three markets, as indicated in the revised proxy statement, the information presented covered the only time periods that are published by each municipality’s regulatory authority.

Factors Supporting Taxi Medallion Valuations, page 41

38.	Please revise to substantiate your belief that the turnover rate of medallions creates available supply. In this connection, explain the basis for your belief that current medallion holders will wish to sell an asset that, as you suggest, is expected to appreciate indefinitely, and lease its benefits back from you. Tell us why you believe that medallion owners will be seeking this liquidity.

In response to the Staff’s comments we have included additional disclosure on page 39 of the proxy to substantiate and explain the basis for the Company’s belief that the turnover rate of medallions creates available supply notwithstanding consistent price appreciation.

Liquidity and Capital Resources, page 47

39.	Revise significantly to discuss and quantify your current cash position and explain how you intend to support your planned activities in the near future based upon that position and other planned sources of funding.

In response to the Staff’s comments we have revised this section to discuss and quantify the Company’s current cash position and explain how the Company intends to support its planned activities in the near future based upon that position and other planned sources of funding.

40.	Please revise the last paragraph to elaborate on your statement that “we intend to pursue exit strategies once an asset has met our target return parameters.”

In response to the Staff’s comments we have revised the last paragraph on page 44 to provide additional details regarding exit strategies once an asset has met the Company’s target return parameters.

Proxy Solicitation Costs, page 54

41.	We note your disclosure that your directors, officers, and employees may also solicit proxies. We further note your investor presentations filed December 1 and 7, 2009, where you state “[o]ur directors, executive officers, affiliates and other persons may be deemed to be participants in the solicitation of proxies” (emphasis added). Please revise your disclosure here to remove doubt as to who is a participant by (i) identifying by name the participant; and (ii) stating definitively that such person is a participant in the solicitation. Refer to Instruction 3 to Item 4 of Schedule 14A for the definition of a participant. Additionally, please confirm you will make similar revisions in future press releases and filings.

In response to the Staff’s comment, we have revised the disclosure on page 51 to add the following:

“Our current directors and executive officers and Alvin Murstein and Michael Kowalsky, individuals who we expect will become our executive officers, are participants in the solicitation of proxies.”

The Company confirms that it will make similar revisions in future press releases and filings.

42.	We note that proxies may be solicited in person, by telephone, or by other electronic means including e-mail and facsimile. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

The Company confirms that it will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Voting Commitments, page 54

43.	Please revise to update the status of your discussions with founders to cancel certain Founders’ Shares.

We have updated the status of the discussions with the Company’s other Founders’ Stockholders to cancel their Founders’ Shares on page 51 and throughout the proxy statement in response to the Staff’s comments. The Company will also provide an update on the status of the discussions in the definitive proxy statement. In addition, the Company will file a current report on Form 8-K to report the entry into the agreements pursuant to which the Founder Stockholders agree to cancel their Founders’ Shares and attach the agreements as exhibits to the Form 8-K.

Reasons for the First Sub-Proposal; Effect, page 56

44.	Please revise the penultimate sentence of this subsection to clarify that conversion is only effective if the proposals are approved. Similarly revise the comparable disclosure elsewhere in this section.

We have revised the penultimate sentence on page 53 and throughout the proxy statement to clarify that conversion is effective only if the Framework Transactions are consummated.

The Framework Transaction Proposals, page 61

45.	Please provide us with copies of any written materials prepared by management or your advisors and reviewed by the Board in connection with its vote to approve the transaction.

No written materials were prepared by management and reviewed by the Company’s board of directors in connection with the board’s approval of the transaction. We will provide to the Staff supplementally materials prepared by Clifford Chance US LLP that were reviewed by the board of directors.

46.	With respect to any transaction that reached the term sheet or letter of intent stage, please disclose the transaction terms that formed the basis of the term sheet or letter of intent. In addition, to the extent you ended discussions with a party or parties because you were not able to agree upon terms, please identify the points of disagreement.

The Company reached the term sheet or letter of intent stage with four potential acquisition targets and details of those transactions are described on pages 59 and 60 of the proxy statement. As a result, we have not revised disclosure in response to this comment.

47.	Discuss why the board was not satisfied with the results of its due diligence for the cleaning supply business.

We have revised the disclosure on page 60 in response to this comment.

Adverse Factors Considered by Sports Properties, page 66

48.	Please revise the fourth bullet point to explain why this is an adverse factor.

We have revised the fourth bullet point on page 63 to the following in response to this comment:

“The fact that continuing our business as a corporation that acquires and actively manages taxicab medallions, leases the medallions to fleet taxi operators, operates, on a selective basis, the taxicab fleets associated with those medallions and provides a range of services to and otherwise participates in the taxi industry was not contemplated by our IPO prospectus or our charter.”

49.	Please revise the fourth bullet on page 67 to discuss whether the board considered whether Medallion Financial’s existing portfolio of medallion leases would compete with you as you commence operations. Also discuss why the factor as presently written is a negative factor to you.

As disclosed in the revised proxy, the board did consider the potential competition from Medallion Financial and also concluded that the Transitional Services Agreement (and in particular) the exclusivity clause therein addressed this potential conflict. We therefore do not believe it is necessary to revise the fourth bullet on page 64 as described in the Staff’s comment. In addition, we have described this relationship as a negative factor for the Company’s competitors (not the Company). For the sake of clarity, we have deleted the last sentence of the fourth bullet on page 64 accordingly.

50.	Please provide support for the claim that Medallion Financial has a “leading position” by specifying the measure(s) by which it leads.

Medallion Financial measures its leading position by total number of loans extended in the taxi industry, length of time and experience in the business, annual loan volume and the size of its outstanding loan portfolio. We will supplementally provide the Staff with the relevant supporting documentation.

Interests of Our Directors and Executive Officers, page 68

51.	Please reconcile the disclosure in the first bullet point on page 69 that you estimate liquidation costs to be $50,000 with your disclosure in the fifth bullet on page 6.

We have corrected the disclosure in the fifth bullet point on page 6 to revise the estimated liquidation costs to be $50,000.

Actions That May Be Taken to Secure Approval of Our Stockholders, page 75

52.	Please revise to elaborate on the types of non-cash inducements to potential investors. Also, if the arrangements to purchase IPO shares could include such non-cash inducements, revise to clarify this on page 75.

We respectfully note the disclosure on page 73 of the proxy statement setting forth registration rights as an example of non-cash inducements and stating that the non-cash inducements would not result in any material economic costs to the Company. As a result, we respectfully believe that no further disclosure is required and have not revised disclosure in response to this comment.

53.	Please revise to discuss how the third party aggregator, if engaged, would proceed with its purchases. Discuss how it would target and solicit shareholders and clarify whether you would share company voting information with them.

The Company will not use a third party aggregator. We have removed all disclosure related to the use of a third party aggregator.

54.	We note your statement on page 77 that “in all events there will be sufficient funds available . . . to pay the holders of all IPO Shares that are properly converted.” We further note that it is a condition to closing that at least $100 million remains available in the trust account after payments to converting or selling stockholders. Please revise to reconcile these statements given that it appears possible that shareholders could approve the transaction yet a substantial majority elect conversion or sell their shares.

In order to meet the closing condition that the trust account contains at least $100 million, the maximum number of IPO Shares that can be converted is 11,151,260. Although there is a possibility that more than 11,151,260 IPO Shares may properly convert by voting for or against the Framework Transactions, the Company would not close the Framework Transactions in such a situation in order to maintain the $100 million trust account balance minimum. As a result, no conversion would be effected because the Framework Transactions will not be consummated. We have removed the last sentence of the first paragraph of page 74 and added disclosure to clarify that there will be sufficient funds to pay holders of all IPO Shares that are properly converted so long as the Framework Transactions are consummated.

55.	Please revise the fourth paragraph on page 77 to clarify that in no event could the special meetings be adjourned past January 17, 2010, as you have on page 99.

We have revised the disclosure on page 74 to clarify that the special meetings may not be adjourned past January 17, 2010.

The Framework Agreement, page 81

56.	We note your disclosure in the second paragraph of this section. Because the representations in these agreements constitute public disclosure, if there are more recent, material developments that the company is aware of, you must disclose them. Please revise as appropriate.

We have revised the disclosure in the second paragraph on page 78 to clarify that the Company will disclose any recent material developments in a Current Report on Form 8-K.

Reasons for the Warrant Amendment Proposals; Effects, page 100

57.	Please revise to disclose that, at your sole discretion, you may lower the exercise price of the warrants.

We have revised the disclosure on page 97 to state the Company may, under the terms of the warrant agreement, lower the exercise price of the warrants without warrantholder approval.

58.	Please revise to clarify that, under the amendments, the warrants issued to Medallion Financial and your CEO retain their cashless exercise feature. Revise your summary similarly.

We have revised the disclosure on page 97 and throughout the proxy statement, including the summary, to disclose that the warrants issued to Medallion Financial and Tony Tavares, the Company’s Chief Executive Officer, will retain their cashless exercise feature.

Beneficial Ownership of Securities, page 112

59.	Please revise the table to set forth beneficial ownership information as of the most recent practicable date.

We have provided the beneficial ownership information as of November 30, 2009. We will update the table as of the most recent practicable date prior to mailing the definitive proxy statement.

Annex H

60.	Revise the first sentence in the first full paragraph on page H-2 to remove the phrase “legal right and power and,” Counsel should be comfortable that its clients’ officers have the legal authority to perform their duties.

Delaware special counsel has revised the first sentence in the first full paragraph on H-2 as requested in response to the Staff’s comments. Delaware special counsel will rely on certain representations made by the Company.

61.	Counsel may look at any documents of its client that it feels it needs to examine. Therefore, please have counsel delete the last two sentences of the first full paragraph on page H-2.

In response to the Staff’s comment, Delaware special counsel has deleted the second sentence of the first paragraph on page H-2. However, Delaware special counsel’s opinion still contains the last sentence of the first paragraph on page H-2. Richards, Layton & Finger, P.A. is special counsel to the Company. As special counsel, it believes the sentence is a common and reasonable assumption. Further, this assumption is contained in all the opinions given by Richards, Layton & Finger, P.A. with respect to these types of special purpose acquisition corporation transactions, such as the opinions attached as annexes for the proxy statements of NRDC Acquisition Corp., Global Brands Acquisition Corp. and Capitol Acquisition Corp.

62.	Counsel may not limit its opinion solely to statutory law. Please have counsel revise accordingly.

Delaware special counsel has not limited its opinion solely to statutory law. Delaware special counsel has added language to its opinion to clarify the foregoing.

63.	Counsel may not limit reliance. Please have counsel delete the last sentence of the last paragraph on page H-l3.

Delaware special counsel has removed the last sentence of the last paragraph on page H-13 in response to this comment.

If you have any questions or would like to discuss these responses, please call Brian Hoffmann (212-878-8490) or Jay Bernstein (212-878-8527). We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay Bernstein and Brian Hoffmann, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).

Very truly yours,

/s/ Brian Hoffmann

Enclosures

cc:	Andrew Murstein
Jeffrey Yin, Esq.